REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Trustees of
   SEI Tax Exempt Trust, Massachusetts
   Intermediate - Term Municipal Portfolio:

We have performed the procedures described below on the investment accounts shown by the books and records of SEI
Tax Exempt Trust, Massachusetts Intermediate - Term
Municipal Portfolio for the period from the date we last performed similar procedures as of March 31, 1995 to July 28, 1995. Our procedures were performed without prior notice to the Company. It is understood that this report is solely for the use of management of SEI Tax Exempt Trust and the Securities and Exchange Commission and should not be used for any other purpose.

All securities included on the safekeeping reports of State Street Bank, were confirmed by us, which include those securities designated on those reports as owned by SEI Tax Exempt Trust, Massachusetts Intermediate - Term Municipal Portfolio as of
July 28,1995, with The Depository Trust Company, an institution which uses the book entry method of accounting for securities.

We reviewed the reconciliations, prepared by personnel of State Street Bank, of the Custodian safekeeping reports to the confirmations from The Depository Trust Company and, on a test basis, examined documentation in support of certain reconciling items. On a test basis, we agreed securities shown on the State Street Bank safekeeping reports to the confirmation from The Depository Trust Company. Additionally, on a test basis, securities designated as securities of SEI Tax Exempt Trust, Massachusetts Intermediate - Term Municipal Portfolio on the State Street Bank safekeeping reports were traced to the books and records of SEI Tax Exempt Trust, Massachusetts Intermediate - Term Municipal Portfolio noting agreement, except for securities purchased/sold but not received/delivered or out for transfer on that date as to which we reviewed the subsequent resolution of such reconciling items.

Additionally, on a test basis, we agreed security purchases and sales as shown on the books and records of SEI Tax Exempt
Trust, Massachusetts Intermediate - Term Municipal Portfolio from March 31, 1995 to July 28, 1995 to the broker confirmations.

Because the above procedures do not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the investment accounts should be adjusted. Had we performed additional procedures or had we audited the investment accounts in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to any financial statements of SEI Tax
Exempt Trust, taken as a whole.

Arthur Andersen LLP
/s/ Arthur Andersen LLP

Philadelphia, PA
October  6, 1995